Exhibit 99.1

ZenaTech Reports 425% First Half and 316% Second-Quarter Year-Over-Year Revenue Growth as Drone as a Service Segment Continues to Scale

Company delivers its seventh consecutive quarter of revenue growth, advances defense product portfolio, and joins the Russell 3000® Index

Vancouver, British Columbia, (September 29, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech” or the “Company”), a technology company specializing in AI-powered drone systems, Drone as a Service (“DaaS”), enterprise SaaS solutions, and Quantum Computing applications, announces its financial results for the three and six months ended June 30, 2026. All financial figures are reported in Canadian dollars unless otherwise noted. The Company reported second quarter revenue of $9.3 million, an increase of 316% from $2.2 million in the second quarter of 2025. Revenue for the six months ended June 30, 2026, was $17.7 million, an increase of 425% from $3.4 million in the comparable 2025 period. Growth continues to be driven primarily by the Company's Drone as a Service segment, which contributed almost 93% of total revenue during both the quarter and the six-month period.

“The second quarter of 2026 marked continued momentum for ZenaTech, with DaaS revenue growing to $8.1 million for a total of $9.3 million of revenue for the quarter, and our overall business revenue was up 316% year-over-year,” said Dr. Shaun Passley, ZenaTech Chairman, President and Chief Executive Officer. “We have now delivered seven consecutive quarters of sequential revenue growth since the fourth quarter of 2024, with revenue increasing over 13 times from $700,000 to $9.3 million during that period.

“During the quarter, we added four new Drone as a Service land survey and service businesses to our platform, bringing our cumulative acquisition count to 29, and we also acquired an HR software company added to our Enterprise SaaS portfolio. We extended our corporate footprint with new offices including in South Korea and the United Kingdom, contributing to the scale up and international reach of our organization and AI autonomy platform. Concurrently, our balance sheet strengthened, with cash growing to $12.2 million and total assets surpassing $149 million, providing the flexibility to continue funding both organic growth and disciplined, accretive acquisitions.”

Second Quarter Results and Recent Highlights

●Completed four additional land survey and legacy service business acquisitions during the quarter – Andy Paris Land Surveying, North Group, High Prairie Survey Company, and Green Earth Powerwashing Franchise Network – bringing the Company's cumulative DaaS acquisition count to 24 by the end of June and 29 to date

●Announced expansion of DaaS geographical footprint to Australia with a Queensland-based acquisition of multi location land survey company North Group. Closed High Prairie Survey Company, serving the Southeast Denver growth corridor, and Green Earth Powerwashing including its franchise network, strengthening the Company's Florida market presence and extending its power washing services and plans to integrate and improve these operations with drones

●Signed offers to acquire multiple additional land survey and geospatial services companies across the U.S., Canada and Australia, expected to collectively contribute approximately C$40 million in revenue to our DaaS business during the first 12 months following a completed closing

●Opened new corporate offices in South Korea and the United Kingdom during the quarter, extending the Company's international footprint for its AI autonomy platforms

●Closed the Company's 29th acquisition expanding DaaS into additional sectors --such as oil and gas-- and regions, including, Alberta, Canada, Ohio and Idaho, and most recently Georgia, totalling 14 U.S. states currently

●Added to the Russell 3000® Index in June 2026, a milestone in the Company's growth and market recognition

●Advanced the Blue UAS certification progress for military and government procurement and contract eligibility, across the ZenaDrone 1000, IQ Square and IQ Nano platforms, and submitted the IQ Quad land survey drone for Blue UAS certification

●Continued build-out of our Counter-UAS integrated defense system platform and interceptor drone development, including progress on the ZenaDrone 2000 gas-based interceptor, IQ Glider launch and refueling station, and Interceptor P-1 low-cost, one-way drone interceptor platform

●Announced the Company’s Ukraine-based manufacturing and testing operations is in the process of being established where its Counter UAS and interceptor drones will be a development focus, and the company announced the registration of Pheonix Aero as its Western Ukraine-based company

●ZenaDrone began scheduling technology demonstrations with U.S. government defense agencies, starting with its first confirmed agency engagement, beginning with the IQ Nano indoor drone for inventory management.

●ZenaDrone began the testing phase for its Interceptor P-1 Counter-UAS platform and moved the IQ Aqua underwater mine-detection drone into U.S. field testing in Florida

●Announced the unveiling of Zoo Office™, an AI-Powered enterprise productivity platform positioned to capitalize on agentic AI which will include the company’s existing 13 software brands. This now includes NOW Solutions, an HR software company acquired during the quarter, and ESM an enterprise performance management and compliance software company and more recent Enterprise SaaS acquisition

●ZenaDrone began in-house drone flight testing of custom-designed printed circuit boards manufactured at the Company's Taiwan-based Spider Vision Sensors subsidiary, part of advancing its vertical integration strategy toward NDAA-compliant drones and Blue UAS certification

●Filed five U.S. provisional patents covering acoustic fire suppression and aerial wildfire assessment technology for the ZenaDrone 1000 platform, targeting a global firefighting drone market projected to grow to approximately $2.8 billion by 2033

●Launched the initial development of ZenaWorx, drone and LiDAR-based 3D construction-progress monitoring software platform targeting AI data-centre construction during the quarter and more recently added new digital terrain modeling capabilities and signed the Company's first paying AI data center construction customer

●Announced the Company's DaaS oil and gas regulation and environmental surveying business entered a strengthened market backdrop, supported by higher oil prices and more than US$500 billion in expected Canadian energy investment over the next decade

“Our pipeline of innovative products now spans air, land, indoor, maritime and underwater applications for both commercial and defense applications.  We remain focused on converting the surveying, inspection and power washing businesses we've acquired onto drone-based delivery, which we believe will continue to expand margins as integration progresses,” added Dr. Passley. “With an expanding international footprint of enterprise software and a base of 13 current software packages being rebranded under Zoo Office, our productivity suite of AI-enabled enterprise SaaS division, we believe ZenaTech is well positioned to continue its growth trajectory through the balance of 2026.”

Second Quarter Financial Overview

•Total revenue for the second quarter of 2026 was $9.3 million, an increase of 316% compared to $2.2 million for the second quarter of 2025, and $17.7 million for the six months ended June 30, 2026, an increase of 425% compared to $3.4 million for the same period of 2025

•The DaaS segment contributed $8.1 million of revenue for the second quarter of 2026 and $16.4 million for the six-month period, reflecting a full quarter of contribution from entities acquired in 2025, the four acquisitions completed in the second quarter of 2026 – Andy Paris Land Surveying, North Group, High Prairie Survey Company and Green Earth Powerwashing Franchise Network – and increased survey volumes across the Company's existing operations

•The Enterprise SaaS Software segment contributed $1.2 million for the second quarter and $1.3 million for the six months ended June 30, 2026, including the initial contribution from the new Zoo Office™ platform unveiling during the quarter of the productivity suite and plans to consolidate under one brand

•Total assets grew 50% to $149.2 million as of June 30, 2026, from $99.8 million as of December 31, 2025, reflecting continued investment in property, plant and equipment, goodwill and intangible assets from acquisitions

•Total shareholders' equity increased to $91.3 million as of June 30, 2026, from $68 million as of December 31, 2025

•Cash increased 105% to $12.2 million as of June 30, 2026, from $6.0 million as of December 31, 2025; cash and marketable securities together totaled $34.6 million compared to $15.1 million as of December 31, 2025

•The Company reported a net loss of $22.5 million during the quarter reflecting its strategy to invest in laying a strong global foundation for its AI Autonomy drone platforms enabling capability to scale DaaS services and revenue, and future government and defense customer pilots and contracts.

Outlook for the Remainder of 2026

Looking ahead, ZenaTech expects growth for the balance of 2026 to be driven by:

•Closing the Company's signed acquisition offers and continuing to integrate acquired survey, inspection and power washing businesses into drone-based delivery to support reduced cost per survey and per job, while increasing capacity, geographic reach, and margin expansion, as well as additional services such as data analytics and centralized fast analytics processing

•Advancing ZenaDrone 1000 and IQ Series products through development stages, Blue UAS process advancement leading to Blue UAS certification and procurement list ready, and engagement with U.S. defense agencies leading to additional demonstration requests leading to customer pilots and contracts.

•Counter-UAS/interceptor development on our products at the prototype and testing stage, including progress advancing Ukraine-based testing and manufacturing operations, to support product development objectives and defense and government revenue

•Continued manufacturing progress including further commissioning of facilities, expanding product lines and production, or expanding manufacturing and testing teams across its Mesa, Arizona, Sharja, UAE, and Taipei, Taiwan manufacturing locations

•Continued developments to introduce offerings and AI tools and bring to market the Zoo Office™ enterprise productivity platform suite designed to bring value to business and government customers and expand Enterprise SaaS revenue

•Maintaining balance sheet flexibility to fund organic growth and disciplined, accretive acquisitions.

Additional information is available in ZenaTech's Form 6-K filing on the SEC EDGAR website.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable and recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, Asia, and Australia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and its needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

# # #